Exhibit 99.1

Sundial and SAF Group Announce Strategic Capital Partnership

CALGARY, AB, March 15, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") and SAF Opportunities LP, a member of the SAF Group ("SAF") today announced they have entered into an agreement to form a 50/50 joint venture (the "Joint Venture") through a new corporation, SunStream Bancorp Inc. ("SunStream").

The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments. The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture's first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $100 million. The Joint Venture expects to pursue additional potential mandates, including a Canadian SPAC and other investments.

"Following early success with our internal capital investment program, we are pleased to announce this new partnership with SAF, as we continue to identify innovative ways to deliver on our commitment to shareholder value creation," said Zach George, Chief Executive Officer for Sundial. "SunStream will enable Sundial to remain focused on our core operations, while leveraging the strength of SAF's private equity and credit investment expertise on a global scale. We look forward to working together to generate attractive returns for our stakeholders through broader capital deployment opportunities in the global cannabis market."

"Our joint venture with Sundial is a capital efficient way to bolster our participation in the fast-growing and attractive global cannabis industry," said Ryan Dunfield, Principal and Chief Executive Officer of SAF Group. "This long-term partnership aligns us with a premier cannabis licensed producer, while bringing financial benefits to our investors."

About Sundial Growers Inc.
Sundial is a public company with common shares traded on the Nasdaq Capital Market under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the creation of the Joint Venture, the Joint Ventures investment strategy, contemplated mandates, creation of a special opportunities fund, the Company's financing initiatives, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the SEC, including those identified in the Company's Annual Report on Form 20-F and other filings with the SEC, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 15-MAR-21